BB 6/19

UNITED STATES
SECURITIES AND EXCHANGE COMMI [redacted] VAL
Washington, D.C. 20549

3235-0123
y 31, 2007
burden
12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2009
DIVISION OF MARKET REGULATION

09040763

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raphael Aryeh and Associates
Raphael Aryeh, dba

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent
(No. and Street)

Flushing New York 11367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raphael Aryeh (718) 263-4852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. David Korn
(Name – *if individual, state last, first, middle name*)

38 Niles Place Staten Island New York 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh And Associates, as of ~~December 31~~, 2008, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

YNMA L. MOSCAT
Notary Public, State of New York
No. 01MO6194560
Commission Expires Oct. 06, 2012

Ynma L. Moscat 2/17/09
Notary Public

Raphael Aryeh
Signature

General Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Raphael Aryeh & Associates as of December 31, 2008 and 2007 and the related statements of income, changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2008 and 2007 and the results of its operations, changes in members' Capital and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Korn

February 15, 2009

RAPHAEL ARYEH & ASSOCIATES
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 74,580	$ 24,722
Investments	34,507	99,936
Accounts receivable and prepaid expenses	554	1,169
Vehicle – net of accumulated depreciation	15,118	20,018
Total assets	$ 124,759	$ 145,845
Liabilities and Members' Capital		
Liabilities:		
Accounts payable and accrued expenses	$ 6,130	$ 4,604
Members' Capital:		
Members' Capital	118,629	141,241
Total liabilities and members' capital	$ 124,759	$ 145,845

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Income
Years ended December 31, 2008 and 2007

	2008	2007
Income:		
Advisory fees	$ 45,759	$ 55,468
Commissions	17,967	28,698
FINRA Distribution		35,000
Interest	2,767	3,087
Unrealized gain (loss) on securities	1,571	616
Total income	68,064	122,869
Expenses:		
Bank Service Charges	480	297
Advertising/Business Promotion	2,818	3,459
Automobile Expense	2,632	2,392
Depreciation	4,900	3,260
Electric	1,064	1,021
Insurance	3,194	1,196
Office Equipment	270	
Office Expense	2,430	663
Pension – SEP	15,000	18,000
Postage & Delivery	81	42
Printing and Reproduction	1,484	1,569
Professional Fees	2,422	2,534
Regulatory fees	795	2,696
Rent	1,500	1,500
Repairs		904
Taxes	892	848
Telephone and Fax	2,736	2,709
Travel & Entertainment	10,006	11,939
Total expenses	52,704	55,029
Net income	$ 15,360	$ 67,840

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Changes in Members' Capital
Years ended December 31, 2008 and 2007

	2008	2007
Members' Capital, beginning of year	$ 141,241	$ 106,831
Net income	15,360	67,840
Members' distributions	(37,972)	(33,430)
Members' Capital, end of year	$ 118,629	$ 141,241

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Statements of Cash Flows
Year ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 15,360	$ 67,840
Adjustments to reconcile net income to to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	(1,571)	(616)
Depreciation expense	4,900	3,260
Changes in assets and liabilities:		
Accounts receivable and prepaid expenses	615	(1,115)
Accounts payable and accrued expenses	1,526	361
Total adjustments	5,470	1,890
Net cash provided by operating activities	20,830	69,730
Cash flows from financing activities:		
Payments on distributions	(37,972)	(33,430)
Net cash used in investing activities	(37,972)	(33,430)
Cash flows from investing activities		
Purchase of vehicle		(23,278)
Sales of investment securities	109,000	
Purchases of investment securities	(42,000)	(15,767)
Net cash provide by (used in) investing activities	67,000	(39,045)
Net increase (decrease) in cash	49.858	(2,745)
Cash, beginning of year	24,722	27,467
Cash, end of year	$ 74,580	$ 24,722

Supplemental disclosures:
There were no amounts paid for income taxes or interest during the years ended December 31, 2008 and 2007.

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH & ASSOCIATES
Notes to Financial Statements
Years ended December 31, 2008 and 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Raphael Aryeh & Associates (the Company) was organized as a Partnership under laws of the State of New York in 1978. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Investments

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Marketable securities are valued at market value.

Commissions and Advisory Fees

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are earned from providing financial advisory services.

3. CONCENTRATIONS OF CREDIT RISK

Financial investments, which potentially subject the Company to concentrations of credit risk, consist of investments and receivables. In an attempt to limit the credit risk, the Organization places its investment funds in U.S. Treasury securities. The Company maintains that credit risk for its accounts receivable is minimal due to experience with its client base.

4. ACCOUNTS RECEIVABLE – ADVISORY FEES

Accounts receivable – advisory fees reflected on the statement of financial condition is cash held by investment companies.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, directly to investment companies, which maintain the customer accounts and clears such transactions.

5. FIXED ASSETS

Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows:

	Estimated Useful Life	2008	2007
Vehicle	5 years	$ 23,278	$ 23,278
Less: Accumulated Depreciation		8,160	3,260
		$ 15,118	$ 20,018

Depreciation expense for the years ended December 31, 2008 and 2007 amounted to $ 4,900 and $ 3,260, respectively.

6. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

7. INCOME TAXES

The Company is treated as a partnership for Federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The

Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2008 and 2007, the Company had net capital of $ 101,727 and $118,270, which was $96,727 and $113,270 in excess of its required net capital of $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.060 and 0.039 to 1, respectively.

9. RELATED PARTY TRANSACTIONS

The Company had transactions with its managing member throughout the year. These transactions included but were not limited to the following items:

- Funds advanced to the company by members for certain working capital needs that are due on demand without interest.
- Charges by the members to the Company for rent, utilities, automobile and other expenses incurred by the Company during the course of operations.

SUPPLEMENTAL INFORMATION

DAVID KORN, CPA
38 NILES PLACE
STATEN ISLAND, NY 10314
(718) 698-7322 david.korn.cpa@gmail.com

To the Partners of
Raphael Aryeh & Associates
Queens, New York

INDEPENDENT AUDITORS' REPORT REQUIRED BY SEC RULE 17a-5(g)(1) ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Raphael Aryeh & Associates (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our pinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimated and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, the projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 n their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2009

RAPHAEL ARYEH & ASSOCIATES
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Members' capital	$ 118,629
Subordinated loan	—
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	118,629
NONALLOWABLE ASSETS	
Other assets	15,672
TOTAL NONALLOWABLE ASSETS	15,672
NET CAPITAL BEFORE HAIRCUTS	102,957
Haircuts on securities	1,230
NET CAPITAL	$ 101,727
Aggregate indebtedness – total liabilities per statement of financial condition	$ 6,130
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 96,727
Ratio of aggregate indebtedness to net capital	0.060

There were no material differences between the audited computation of net capital above and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

RAPHAEL ARYEH & ASSOCIATES
STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Report for period beginning 01/01/2008 [8005] and ending 12/31/2008 [8006]

SEC File Number: 35565 [8011]

Firm ID: 17858

1. Name of Broker Dealer: RAPHAEL ARYEH AND ASSOCIATES [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	●	○	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	○	●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	○	●	[8075]
	(b) municipals	○	●	[8076]
	(c) other debt instruments	○	●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	○	●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	○	●	[8079]
8.	Respondent carries its own public accounts:	○	●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts	0	[8080]
(b) Omnibus accounts	0	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ● [8085]

11. Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b) Self Clearing	☐	[8087]
(c) Omnibus	☐	[8088]
(d) Introducing	☐	[8089]
(e) Other	☐	[8090]
(f) Not Applicable	☑	[8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ● [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American	☐	[8120]
(2) Boston	☐	[8121]
(3) CBOE	☐	[8122]
(4) Midwest	☐	[8123]
(5) New York	☐	[8124]
(6) Philadelphia	☐	[8125]
(7) Pacific Coast	☐	[8126]
(8) Other	☐	[8129]

13. Employees:

(a) Number of full-time employees	2	[8101]
(b) Number of full-time employees registered representatives employed by respondent included in 13(a)	0	[8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a) equity securities transactions effected on a national securities exchange [8107]

(b) equity securities transactions effected other than on a national securities exchange [8108]

(c) commodity, bond, option, and other transactions effected on or off a national securities exchange [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ● No ○ [8111]

18. Number of branch offices operated by respondent — 0 [8112]

19. Yes ○ No ● [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) Name of parent or affiliate [8131]

(c) Type of institution [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ○ No ● [8113]

21. Yes ○ No ● [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ○ No ● [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ○ No ● [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

Raphael Aryeh & Associates
Balance Sheet
As of December 31, 2008

	Dec 31, 08
ASSETS	
Current Assets	
Checking/Savings	
Citi - Checking	1,159.03
Citi - Day to Day	73,420.57
Total Checking/Savings	74,579.60
Accounts Receivable	
Accounts Receivable	-326.25
Total Accounts Receivable	-326.25
Other Current Assets	
Prepaid Expenses	880.00
Treasury Bills - Cost	
Change in Market Value	1,283.89
Treasury Bills - Cost - Other	33,223.11
Total Treasury Bills - Cost	34,507.00
Total Other Current Assets	35,387.00
Total Current Assets	109,640.35
Fixed Assets	
Building Improvements	
A/D - Building Improvements	-2,407.50
Building Improvements - Other	2,407.50
Total Building Improvements	0.00
Vehicle	
A/D - Vehicle	-8,159.96
Vehicle - Other	23,277.51
Total Vehicle	15,117.55
Total Fixed Assets	15,117.55
TOTAL ASSETS	**124,757.90**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued expenses	1,750.00
Miscellaneous payable	1,400.00
Total Other Current Liabilities	3,150.00
Total Current Liabilities	3,150.00
Long Term Liabilities	
Reserve for Eventuality	2,979.02
Total Long Term Liabilities	2,979.02

Raphael Aryeh & Associates
Balance Sheet
As of December 31, 2008

	Dec 31, 08
Total Liabilities	6,129.02
Equity	
Partner's Net Worth - PA	8,314.98
Partner's Net Worth - RA	
Drawings	-114,477.47
Partner's Net Worth - RA - Ot	62,575.98
Total Partner's Net Worth - RA	-51,901.49
Retained Earnings	131,854.47
Net Income	30,360.92
Total Equity	118,628.88
TOTAL LIABILITIES & EQUITY	124,757.90

Raphael Aryeh & Associates
Profit & Loss
January through December 2008

	Jan - Dec 08
Ordinary Income/Expense	
Income	
IARD Income	45,758.89
Service Revenue	17,966.65
Total Income	63,725.54
Gross Profit	63,725.54
Expense	
Bank Service Charges	479.50
Business Promotion	2,817.60
Car/Truck Expense	
Auto Repairs & Maintenance	802.86
Gas	803.30
Parking & Tolls	1,025.45
Total Car/Truck Expense	2,631.61
Depreciation Expense	4,899.96
Dues and Subscriptions	399.24
Electric	1,063.60
Insurance	
Auto Insurance	1,158.05
General Liability Insurance	630.10
Professional Liability Ins	1,406.00
Total Insurance	3,194.15
Office Equipment	269.94
Office Expense	653.56
Office Supplies	1,376.91
Pension - SEP	15,000.00
Postage and Delivery	81.27
Printing and Reproduction	1,484.05
Professional Fees	
Accounting Fees	2,422.00
Total Professional Fees	2,422.00
Regulatory fees	795.00
Rent	1,500.00
Taxes	
Property Taxes	758.76
Water	133.35
Total Taxes	892.11
Telephone and Fax	
Dish Network	239.94
Internet	119.94
Telephone and Fax - Other	2,376.11
Total Telephone and Fax	2,735.99
Travel & Entertainment	

Raphael Aryeh & Associates
Profit & Loss
January through December 2008

	Jan - Dec 08
Travel	10,006.55
Total Travel & Entertainment	10,006.55
Total Expense	52,703.04
Net Ordinary Income	11,022.50
Other Income/Expense	
Other Income	
Interest Income	2,767.42
Unrealized Gain/Loss	1,571.00
Total Other Income	4,338.42
Net Other Income	4,338.42
Net Income	15,360.92

8:32 AM
01/07/09
Accrual Basis

Raphael Aryeh & Associates
Trial Balance
As of December 31, 2008

	Dec 31, 08	
	Debit	Credit
Citi - Checking	1,159.03	
Citi - Day to Day	73,420.57	
Accounts Receivable		326.25
IARD A/R	0.00	
Prepaid Expenses	880.00	
Treasury Bills - Cost	33,223.11	
Treasury Bills - Cost:Change in Market Value	1,283.89	
Undeposited Funds	0.00	
Building Improvements	2,407.50	
Building Improvements:A/D - Building Improvements		2,407.50
Vehicle	23,277.51	
Vehicle:A/D - Vehicle		8,159.96
Other assets	0.00	
Accounts Payable	0.00	
Accrued expenses		1,750.00
Miscellaneous payable		1,400.00
Reserve for Eventuality		2,979.02
Opening Bal Equity	0.00	
Partner's Net Worth - PA		8,314.98
Partner's Net Worth - RA		62,575.98
Partner's Net Worth - RA:Drawings	99,477.47	
Retained Earnings		131,854.47
IARD Income		45,758.89
Service Revenue		17,966.65
Bank Service Charges	479.50	
Business Promotion	2,817.60	
Car/Truck Expense:Auto Repairs & Maintenance	802.86	
Car/Truck Expense:Gas	803.30	
Car/Truck Expense:Parking & Tolls	1,025.45	
Depreciation Expense	4,899.96	
Dues and Subscriptions	399.24	
Electric	1,063.60	
Insurance:Auto Insurance	1,158.05	
Insurance:General Liability Insurance	630.10	
Insurance:Professional Liability Ins	1,406.00	
Office Equipment	269.94	
Office Expense	653.56	
Office Supplies	1,376.91	
Pension - SEP	15,000.00	
Postage and Delivery	81.27	
Printing and Reproduction	1,484.05	
Professional Fees:Accounting Fees	2,422.00	
Regulatory fees	795.00	
Rent	1,500.00	
Taxes:Property Taxes	758.76	
Taxes:Water	133.35	
Telephone and Fax	2,376.11	
Telephone and Fax:Dish Network	239.94	
Telephone and Fax:Internet	119.94	
Travel & Entertainment:Travel	10,006.55	

Raphael Aryeh & Associates
Trial Balance
As of December 31, 2008

	Dec 31, 08	
	Debit	Credit
Interest Income		2,767.42
Unrealized Gain/Loss		1,571.00
TOTAL	287,832.12	287,832.12

FORM X-17A-5

3/88

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER RAPHAEL ARYEH AND ASSOCIATES [13]	SEC FILE NO 8-35565 [14] 8 FIRM ID. NO. 17858 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) 141-51 72nd Crescent [20] (No. and Street) Flushing [21] New York [22] 11367 [23] (City) (State) (Zip Code)	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2008 [24] AND ENDING (MM/DD/YY) 12/31/2008 [25]
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Raphael Aryeh [30]	(Area Code)—Telephone No. (718) 263-4852 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the February day of 20 2009

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mr. David Korn [70]

ADDRESS	Number and Street	City	State	Zip Code
	38 Niles Place [71]	Staten Island [72]	N.Y. [73]	10314 [74]

Check One

- (X) Certified Public Accountant [75]
- ( ) Public Accountant [76]
- ( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO	CARD				
[50]	[51]	[52]	[53]				

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: RAPHAEL ARYEH AND ASSOCIATES [0013]

SEC File Number: 8- 35565 [0014]

Address of Principal Place of Business: 141-51 72ND CRESCENT [0020]

FLUSHING [0021] NY [0022] 11367 [0023]

Firm ID: 17858 [0015]

For Period Beginning 1/ 1/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAPHAEL ARYEH [0030] Phone: 718-263-4852 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	74,580 [0200]		74,580 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	34,507 [0424]		
	E. **Spot commodities**	[0430]		34,507 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities**			

	[0150]			
	B. **Other securities**			
	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. **Exempted securities**			
	[0170]			
	B. **Other securities**			
	[0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market**			
	[0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	15,118 [0680]	15,118 [0920]
11.	Other assets	[0535]	553 [0735]	553 [0930]
12.	**TOTAL ASSETS**	109,087 [0540]	15,671 [0740]	124,758 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	6,129 [1205]	[1385]	6,129 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured**			

demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	6,129 [1230]	0 [1450]	6,129 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners 118,629 [1020])	118,629 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]

24.	TOTAL OWNERSHIP EQUITY	118,629 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	124,758 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2008 [3932]	Period Ending 12/31/2008 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:	
a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	63,726 [3939]
d.	Total securities commissions	63,726 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	[3949]
c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	1,571 [3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	2,767 [3995]
9.	Total revenue	68,064 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
a.	Includes interest on accounts subject to ________	

	subordination agreements	[4070]	
14.	Regulatory fees and expenses		795 [4195]
15.	Other expenses		51,908 [4100]
16.	Total expenses		52,703 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		15,361 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		15,361 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		-4,053 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ___ [4335A]	___ [4335A2]	___ [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			118,629 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			118,629 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			118,629 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**		15,671 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-15,671 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			102,958 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities**			

commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		1,230 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-1,230 [3740]
10. Net Capital			101,728 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	408 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	96,728 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	101,115 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	6,129 [3790]

17. Add:

A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			6,129 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 6 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			141,241 [4240]
	A.	**Net income (loss)**		15,361 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
	C.	**Deductions (includes non-conforming capital of**	37,972 [4272])	-37,972 [4270]
2.	Balance, end of period (From item 1800)			118,630 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	**Increases**	[4310]
	B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

RAPHAEL ARYEH & ASSOCIATES

Financial Statements

and

Independent Auditors' Report

Years ended December 31, 2008 and 2007

RAPHAEL ARYEH & ASSOCIATES
Year ended December 31, 2008 and 2007

TABLE OF CONTENTS